CLPS Incorporation

c/o Unit 1102, 11th Floor, Millennium City III

370 Kwun Tong Road, Kwun Tong, Kowloon

Hong Kong SAR

April 7, 2021

VIA EDGAR

Jeff Kauten
Attorney-Adviser
United States Securities and Exchange Commission
Division of Corporation Finance, Office of Technology
100 F. Street, N.E.
Washington, D.C. 20549

CLPS Incorporation
Re:	Registration Statement on Form F-3
Filed on March 31, 2021
File No. 333-254910

Dear Mr. Kauten:

The Company hereby requests that the effective date and time of the above referenced Registration Statement be accelerated to 10:00 am on April 9, 2021 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933 (“Act”), as amended.

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Andrei Sirabionian at (212) 407-4089 of Loeb & Loeb LLP, counsel to the undersigned registrant.

[Signature Page Follows]

Very truly yours,

CLPS Incorporation

By:	/s/ Raymond Ming Hui Lin
	Name:	Raymond Ming Hui Lin
	Title:	Chief Executive Officer, Director